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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ventas, Inc. (Name of Issuer)

Common Stock, par value $.25 per share (Title of Class of Securities)

92276F100 (CUSIP Number)

RICHARD B. SILVER, ESQ. TENET HEALTHCARE CORPORATION 3820 STATE STREET SANTA BARBARA, CA 93105 (310) 805-563-7000	STEVEN B. STOKDYK, ESQ. SULLIVAN & CROMWELL 1888 CENTURY PARK EAST, SUITE 2100 LOS ANGELES, CA 90067-1725 (310) 712-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) 13d-1(g), check the following box ☐.

  Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS / I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tenet Healthcare Corporation, 95-2557091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

	7	SOLE VOTING POWER
NUMBER OF		8,301,067
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		-0-
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		8,301,067
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,301,067

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.9%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

1	NAME OF REPORTING PERSONS / I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
NME Properties Corp., 62-0725891

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Tennessee

	7	SOLE VOTING POWER
NUMBER OF		8,301,067
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		-0-
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		8,301,067
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,301,067

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.9%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

1	NAME OF REPORTING PERSONS / I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
NME Property Holding Co., Inc., 91-1172506

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		5,610,187
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		-0-
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		5,610,187
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,610,187

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

1	NAME OF REPORTING PERSONS / I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
NME Properties, Inc., 91-0628039

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		2,690,880
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		-0-
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		2,690,880
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,690,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%

14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1. Security and Issuer.

        This Amendment No. 2 to Schedule 13D (the "Schedule 13D-A2") relates to shares of common stock, par value $.25 per share (the "Common Stock") of Ventas, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4360 Brownsboro Road, Suite 115, Louisville, Kentucky, 40207-1642.

        The information set forth in the Exhibits hereto is expressly incorporated herein by reference and the responses to each item of this Schedule 13D-A2 are qualified in their entirety by the provisions of such exhibits.

Item 2. Identity and Background.

        This Schedule 13D-A2 is being filed by Tenet Healthcare Corporation, a Nevada corporation ("Tenet"); NME Properties Corp., a Tennessee corporation ("PropCorp"); NME Property Holding Co., Inc., a Delaware corporation ("PropHold"); and NME Properties, Inc., a Delaware corporation ("PropInc") (collectively, the "Reporting Persons").

        The principal business of Tenet is the operation of general hospitals. The principal business of PropCorp is the ownership and management of investments in the healthcare industry. Tenet owns all of the outstanding stock of PropCorp. The principal business of each of PropHold and PropInc is the ownership and management of investments in the healthcare industry. PropCorp owns all of the outstanding stock of PropInc and PropHold.

        The address of the principal business and the principal office of each of Tenet, PropCorp, PropHold and PropInc is 3820 State Street, Santa Barbara, CA 93105.

        The name, business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which each such employment is conducted, of each executive officer and director of Tenet, PropCorp, PropHold and PropInc are set forth on Schedules A, B, C and D, respectively, attached hereto.

        During the past five (5) years, Tenet has not (a) been convicted in a criminal proceeding, or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        N/A

Item 4. Purpose of Transaction.

        In the fiscal quarter ended August 31, 2002, Tenet repaid its outstanding 6% Exchangeable Subordinated Notes due 2005. As a result, Tenet is no longer subject to the indenture relating to those notes and the shares of the Company held by the Reporting Persons are no longer subject to the escrow agreement relating to those notes.

        In late November 2002, PropHold and PropInc indicated their intent to sell 8,301,067 shares of the Company's Common Stock owned by them and thus beneficially owned by Tenet. At that time, Tenet contacted the Company concerning the proposed sale by PropHold and PropInc. Following discussions, the Company agreed to file a shelf registration statement with the Securities and Exchange Commission (the "SEC") relating to the 8,301,067 shares of the Company's Common Stock.

        On December 2, 2002, the Company filed a shelf registration statement with the SEC relating to the shares of the Company's Common Stock. When that registration statement is declared effective, the Reporting Persons may offer and sell the 8,301,067 shares of the Company's Common Stock, from time to time, on any stock exchange, market or trading facility on which the shares are traded or in private transactions. Those sales may be at fixed or negotiated prices and may be made through underwriters or dealers. The Reporting Persons will pay any brokerage commissions and discounts attributable to the sale of the shares of the Company's Common Stock.

        Although the Reporting Persons cannot assure you that they will sell all or any portion of the shares of the Company's Common Stock in sales pursuant to the registration statement or predict the timing of any such sales or the prices at which such shares would be sold, the Reporting Persons intend to sell the shares of the Company's Common Stock and may sell such shares otherwise than pursuant to the registration statement.

        Except as described in this Item 4, the Reporting Persons have no specific plans or proposals that relate to or would result in any of the following: (1) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (5) any material change in the present capitalization or dividend policy of the Company; (6) any other material change in the Company's business or corporate structure; (7) changes in the Company's Certificate of Incorporation, Bylaws or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (10) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        PropInc may be deemed to be the beneficial owner of the 2,690,880 shares of Common Stock owned by it (the "PropInc Shares"), or approximately 3.9% of the shares of Common Stock outstanding. PropInc has the sole power to vote and the sole power to dispose of the PropInc Shares.

        PropHold may be deemed to be the beneficial owner of the 5,610,187 shares of Common Stock owned by it (the "PropHold Shares"), or approximately 8.0% of the shares of Common Stock outstanding. PropHold has the sole power to vote and the sole power to dispose of the PropHold Shares.

        PropCorp, as the sole shareholder of PropInc and PropHold, may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the PropInc Shares and PropHold Shares, for an aggregate of 8,301,067 shares of Common Stock, or approximately 11.9% of the shares of Common Stock outstanding.

        Tenet, as the sole stockholder of PropCorp, may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the PropInc Shares and PropHold Shares, for an aggregate of 8,301,067 shares of Common Stock, or approximately 11.9% of the shares of Common Stock outstanding.

        The Reporting Persons, in the aggregate, may be deemed to beneficially own 8,301,067 shares of Common Stock, or approximately 11.9% of the shares of Common Stock outstanding. The percentage of shares of Common Stock outstanding reported as beneficially owned herein is based upon 69,849,055 shares of Common Stock outstanding as of November 26, 2002.

        During the 60 days preceding the filing of this Schedule 13D-A2, Tenet, PropHold, PropCorp and PropInc effected no transactions in the Common Stock of the Company.

        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities identified in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        In connection with the repayment by Tenet of its 6% Exchangeable Subordinated Notes due 2005, the Reporting Persons are no longer subject to the indenture and the escrow agreement related to such notes.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1                Joint Filing Agreement

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2002	TENET HEALTHCARE CORPORATION

	By:	/s/ STEPHEN D. FARBER Stephen D. Farber Chief Financial Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF TENET HEALTHCARE CORPORATION

        The names of the Directors and the names and titles of the Executive Officers of Tenet Healthcare Corporation ("Tenet") and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is 3820 State Street, Santa Barbara, California 93105, each occupation set forth opposite an individual's name refers to Tenet and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation
Jeffrey C. Barbakow	Chairman of the Board, Chief Executive Officer
Trevor Fetter	President
Christi R. Sulzbach	Chief Corporate Officer, General Counsel, Chief Compliance Officer
Barry P. Schochet	Vice Chairman
Stephen D. Farber	Chief Financial Officer and Treasurer
Raymond L. Mathiasen	Executive Vice President, Chief Accounting Officer
Lawrence Biondi, S.J.	Director
Bernice B. Bratter	Director
Sanford Cloud, Jr.	Director
Maurice J. DeWald	Director
Van B. Honeycutt	Director
J. Robert Kerrey	Director
Lester B. Korn	Director
Floyd D. Loop, M.D.	Director
Mónica C. Lozano	Director

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF NME PROPERTIES CORP.

        The names of the Directors and the names and titles of the Executive Officers of NME Properties Corp. ("PropCorp") and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is 3820 State Street, Santa Barbara, California 93105, each occupation set forth opposite an individual's name refers to PropCorp and Tenet Healthcare Corporation and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation
Timothy L. Pullen	President; Senior Vice President and Controller of Tenet Healthcare Corporation
Richard B. Silver	Secretary and Director; Senior Vice President, Assistant General Counsel and Corporate Secretary of Tenet Healthcare Corporation
Dennis L. Dent	Treasurer; Assistant Treasurer of Tenet Healthcare Corporation

SCHEDULE C

EXECUTIVE OFFICERS AND DIRECTORS OF NME PROPERTY HOLDING CO., INC.

        The names of the Directors and the names and titles of the Executive Officers of NME Property Holding Co., Inc. ("PropHold") and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is 3820 State Street, Santa Barbara, California 93105, each occupation set forth opposite an individual's name refers to PropHold and Tenet Healthcare Corporation and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation
Timothy L. Pullen	President; Senior Vice President and Controller of Tenet Healthcare Corporation
Richard B. Silver	Secretary and Director; Senior Vice President, Assistant General Counsel and Corporate Secretary of Tenet Healthcare Corporation
Dennis L. Dent	Treasurer; Assistant Treasurer of Tenet Healthcare Corporation

SCHEDULE D

EXECUTIVE OFFICERS AND DIRECTORS OF NME PROPERTIES, INC.

        The names of the Directors and the names and titles of the Executive Officers of NME Properties, Inc. ("PropInc") and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual's business address is that of Tenet at 3820 State Street, Santa Barbara, California 93105, each occupation set forth opposite an individual's name refers to PropInc and Tenet Healthcare Corporation and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation
Timothy L. Pullen	President; Senior Vice President and Controller of Tenet Healthcare Corporation
Richard B. Silver	Secretary and Director; Senior Vice President, Assistant General Counsel and Corporate Secretary of Tenet Healthcare Corporation
Dennis L. Dent	Treasurer; Assistant Treasurer of Tenet Healthcare Corporation

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement

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SCHEDULE 13D
  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURES
  SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF TENET HEALTHCARE CORPORATION
  SCHEDULE B
EXECUTIVE OFFICERS AND DIRECTORS OF NME PROPERTIES CORP.
  SCHEDULE C
EXECUTIVE OFFICERS AND DIRECTORS OF NME PROPERTY HOLDING CO., INC.
  SCHEDULE D
EXECUTIVE OFFICERS AND DIRECTORS OF NME PROPERTIES, INC.
EXHIBIT INDEX